AB
3/11

07001951

SEC[illegible]MISSION
Washington, D.C. 20549

PROCESSING
RECEIVED
2007
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-36804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

FISN, INC.

NAME OF BROKER-DEALER: D/B/A FIRST INTERNET SECURITIES NETWORK

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 MONTGOMERY LANE, SUITE 880
(No. and Street)

BETHESDA, (City) MD (State) 20814 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS M. COAN 240-497-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SANTOS, POSTAL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

11 NORTH WASHINGTON STREET, SUITE 600 ROCKVILLE, MD 20852
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ____THOMAS M. COAN____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____FIRST INTERNET SECURITIES NETWORK____, as of __DECEMBER 31______________________________, 2006_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

___________PRESIDENT___________________

Title

Notary Public

MARY L. CRONIN
Notary Public
Montgomery County, Maryland
My Commission Expires May 1, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FISN, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

TABLE OF CONTENTS

Santos, Postal & Company P.C.
Certified Public Accountants

11 North Washington Street
Suite 600
Rockville, MD 20850
(240) 499-2040
Fax (240) 499-2079
www.spccpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
FISN, Inc.
Bethesda, MD 20814

We have audited the accompanying balance sheets of FISN, Inc. as of December 31, 2006 and 2005, and the related statements of operations, retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FISN, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements. The supplementary information is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Santos, Postal & Company, P.C.

February 15, 2007

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

ASSETS

	2006	2005
CURRENT ASSETS		
Cash	$ 43,614	$ 41,140
Cash deposits with clearing organization	611,014	668,849
Trading securities	34,627	37,746
Commissions receivable:		
Broker	9,250	10,652
Other	15,704	19,024
Prepaid income taxes	-	14,591
Income taxes receivable	21,361	-
Deferred income tax asset	4,840	8,927
Total current assets	740,410	800,929
PROPERTY AND EQUIPMENT		
Furniture and equipment	144,070	144,070
Leasehold improvements	7,363	7,363
	151,433	151,433
Less: Accumulated depreciation	140,203	135,843
Net property and equipment	11,230	15,590
OTHER ASSETS		
Deposit	10,410	9,815
Investment securities	18,474	16,419
	28,884	26,234
TOTAL ASSETS	$ 780,524	$ 842,753

The accompanying notes are an integral part of these financial statements.

FISN, INC.
BALANCE SHEETS
AS OF DECEMBER 31,

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts payable	$ 42,975	$ 18,770
Commissions payable	19,160	40,254
Payroll taxes withheld	2,510	2,984
Total current liabilities	64,645	62,008
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100	100
Paid-in capital	14,900	14,900
Retained earnings	700,879	765,745
Total stockholders' equity	715,879	780,745
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 780,524	$ 842,753

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
Retained earnings - beginning of year	$ 765,745	$ 742,716
Net income (loss)	(64,866)	23,029
Retained earnings - end of year	$ 700,879	$ 765,745

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
FEE INCOME	$ 2,183,363	$ 2,493,361
OPERATING EXPENSES		
Advertising	101,083	111,880
Co-brokers fees	724	6,006
Depreciation	4,360	7,722
Data services	88,634	89,955
Clearing expenses	298,458	301,022
Insurance	82,961	83,867
Interest	2,023	1,956
Office expense	22,388	31,490
Professional services	18,207	18,614
Regulatory fees	35,600	37,066
Rent	144,126	174,758
Repairs and maintenance	10,355	11,795
Retirement plan contribution	20,232	21,584
Salaries and commissions:		
Officers	277,475	316,000
Others	970,290	1,073,517
Supplies	29,499	22,180
Payroll and property taxes	82,048	89,481
Telephone	19,117	20,294
Training	2,067	3,410
Travel and entertainment	43,530	41,235
Total operating expenses	2,253,177	2,463,832
INCOME (LOSS) BEFORE INCOME TAXES	(69,814)	29,529
INCOME TAX (BENEFIT) EXPENSE	(4,948)	6,500
NET INCOME (LOSS)	$ (64,866)	$ 23,029

The accompanying notes are an integral part of these financial statements.

FISN, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2006

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (64,866)	$ 23,029
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	4,360	7,722
Unrealized (gain) loss on investment securities	3,600	(7,509)
Loss on sale of property and equipment	-	19,450
Changes in:		
Trading securities	3,119	(17,941)
Commissions receivable	4,722	3,645
Prepaid income taxes	14,591	(13,676)
Income tax receivable	(21,361)	-
Deferred income taxes	4,087	2,515
Accounts payable	24,205	(6,053)
Commissions payable	(21,094)	(9,998)
Payroll taxes withheld	(474)	(71)
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(49,111)	1,113
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of property and equipment	-	5,000
Proceeds from sale of investment security	5,865	-
Purchase of investment securities	(11,520)	(5,865)
Deposit	(595)	-
Decrease in deposits with clearing organizations	57,835	11,920
NET CASH PROVIDED BY INVESTING ACTIVITIES	51,585	11,055
CASH FLOWS USED BY FINANCING ACTIVITIES		
Principal payments on capital lease obligations	-	(8,261)
NET INCREASE IN CASH	2,474	3,907
CASH, BEGINNING OF YEAR	41,140	37,233
CASH, END OF YEAR	$ 43,614	$ 41,140
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Interest paid	$ 2,023	$ 1,956
Income taxes paid	$ -	$ 17,661

The accompanying notes are an integral part of these financial statements.

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

FISN, Inc. (the Company) was incorporated in the District of Columbia on February 15, 1984 for the purpose of providing brokerage, investment advisory, and venture capital services in the metropolitan Washington, DC area. The Company operates through two divisions, First Internet Securities Network (formerly known as First Income Securities Network), which is a regulated securities broker-dealer, and Federally Insured Savings Network, which assists in the placement of time deposits with financial institutions. Approximately 95% of the Company's revenues are derived from the operations of First Internet Securities Network. The Company does not hold any funds or securities for the account of securities customers and clears all its securities customer transactions through another broker-dealer on a fully disclosed basis. It is, therefore, exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

USE OF ESTIMATES

Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

DEPRECIATION

Depreciation of property and equipment is computed using accelerated methods over the estimated useful lives of the assets.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes represent the future tax return consequences of temporary differences between the bases of certain assets and liabilities for financial and tax reporting purposes which will be either deductible or taxable when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

FISN, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1: SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

ACCOUNTS RECEIVABLE

The Company's receivables are primarily from broker/dealers and professional associations located throughout the United States. All accounts at December 31, 2006 and 2005 are considered to be collectible. Accordingly, there is no allowance for doubtful accounts for estimated losses on uncollectible accounts receivable.

DEPOSITS WITH CLEARING ORGANIZATION

The Company maintains a $50,000 good faith deposit with the broker/dealer through which it clears its securities transactions. The total of all cash deposits with clearing organizations at December 31, 2006 and 2005 was $611,014 and $668,849, respectively.

CASH EQUIVALENTS

For the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

NOTE 2: CONCENTRATIONS OF CREDIT RISK

At December 31, 2006 and 2005, the Company's cash deposit with its clearing broker exceeded the Securities Investor Protection Corporation (SIPC) insurance limit by $511,014 and $568,849, respectively.

NOTE 3: INVESTMENT SECURITIES

At December 31, 2006 and 2005 the Company held 600 shares and 300 shares of an equity security which is readily marketable, respectively. This security is marked to market at each reporting period.

NOTE 4: LINE OF CREDIT ARRANGEMENTS

The Company maintains line of credit arrangements with a financial institution. The line of credit is unsecured and has a total cash advance limit of $104,000. Interest is computed on the outstanding principal at variable interest rates. There were no outstanding balances at December 31, 2006 or 2005.

NOTE 5: INCOME TAXES

The net deferred tax assets and liabilities in the accompanying balance sheets include the following components:

	2006	2005
Deferred tax assets	$ 19,042	$ 25,424
Deferred tax liabilities	(14,202)	(16,497)
Deferred tax valuation allowance	-	-
Net deferred tax asset	$ 4,840	$ 8,927

Deferred taxes are the result of the Company using the cash basis of accounting for income tax purposes, and the difference in depreciation methods used for tax purposes.

The provisions for income taxes and (benefit) were as follows for the years ended December 31, 2006 and 2005:

	2006	2005
Current:		
Federal	$ (7,645)	$ 2,428
State	(1,390)	1,557
Total current	(9,035)	3,985
Deferred:		
Federal	3,346	2,059
State	741	456
Total deferred	4,087	2,515
Total provision for income taxes	$ (4,948)	$ 6,500

NOTE 6: LEASE

The Company leases office space under a lease that expires in 2011. The lease provides for a base rental plus contingent rentals based on the Company's share of the increase in the landlord's operating expenses, as defined in the lease. The Company's stockholders guarantee the lease.

Rent expense for 2006 and 2005 was $114,110 and $155,040, respectively. At December 31, 2006, the future minimum non-cancelable payments are as follows: 2007 - $127,477, 2008 - $131,301, 2009 - $135,234, 2010 - $139,279, 2011 - $119,257, and $652,548 in the aggregate.

NOTE 7: RETIREMENT PLAN

The Company sponsors an employee salary reduction plan (Simple-IRA) under section 408(p) of the Internal Revenue Code. The Company matches the employee's elective deferral on a dollar for dollar basis, not to exceed 3% of the employee's compensation or the indexed ceiling amount stipulated by the Internal Revenue Code. The Company's share of contributions totaled $20,232 and $21,584 for the years ended December 31, 2006 and 2005, respectively.

FISN, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

TOTAL STOCKHOLDERS' EQUITY	$ 715,879
Deductions:	
Commissions receivable - other	15,704
Property and equipment, net of depreciation	11,230
Prepaid income taxes	21,361
Deferred income tax asset	4,840
Deposit	10,410
Total deductions	63,545
Net capital before haircuts on securities positions	652,334
Haircuts on Securities [computed pursuant to Rule 15c3-1 (c)(2)(vi)(E)(6) & Rule 15c3-1 (c)(2)(vi)(A)&(J)]	(4,156)
Net capital	$ 648,178
AGGREGATE INDEBTEDNESS	
Total liabilities included on balance sheet	$ 64,645

FISN, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM CAPITAL REQUIRED [under subparagraph (a)(2) or Rule 15c3-1]	$ 100,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$ 548,178
EXCESS OF NET CAPITAL AT 1500%	$ 643,866
EXCESS OF NET CAPITAL AT 1000%	$ 641,713
Ratio: Aggregate Indebtedness to Net Capital	0.10 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of FORM X-17A-5 as of December 31, 2006)

Net capital, as reported in company's part II (unaudited) FOCUS report	$ 662,817
Audit adjustments:	
Change in federal and state income tax accruals and deferrals	14,639
Net capital	$ 648,178

FISN, INC.

SCHEDULE II- COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(ii).

Required deposit	None

Santos, Postal & Company P.C.
Certified Public Accountants

11 North Washington Street
Suite 600
Rockville, MD 20850
(240) 499-2040
fax (240) 499-2079
www.spccpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
FISN, Inc.
4800 Montgomery Lane
Suite 880
Bethesda, MD 20814

In planning and performing our audit of the financial statements and supplemental schedules of FISN, Inc. for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to

Board of Directors
FISN, Inc.

provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors, fraud or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by errors, fraud or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employee in the normal course of performing their assigned functions. However, we noted no matter involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Sanders, Ortoli & Company, P.C.

February 15, 2007

END